GOLDEN GREEN ENTERPRISES LIMITED
No. 69 Huaibei Street, Longhai Middle Road
Zhengzhou 451191
People’s Republic of China
Tel: (011) 86371-6897-0951

November 6, 2009

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Attn: Mr. Dietrich King

Re:	Golden Green Enterprises Limited Registration Statement on Form F-1, as amended File No. 333-161924

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Golden Green Enterprises Limited (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 4:30 p.m. (Eastern Time) on Monday, November 9, 2009, or as soon thereafter as practicable.

In connection with this request for acceleration, we acknowledge and agree that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended as they relate to the proposed public offering of the securities specified in the above Registration Statement.  Please contact Joseph Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233, if you have any questions or concerns regarding this matter.

Very truly yours,

GOLDEN GREEN ENTERPRISES LIMITED

By:	/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer

Maxim Group LLC
405 Lexington Avenue
New York, New York  10174

November 6, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Golden Green Enterprises Limited (the "Company") Registration Statement on Form F-1 (File No. 333-161924)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the underwriters, hereby join in the request of the Company that the effective date of such registration statement be accelerated to 4:30 p.m. (NYT) on Monday, November 9, 2009, or as soon thereafter as practicable.

In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned have effected from October 20, 2009 through the date hereof approximately the following distribution of:

Preliminary Prospectus dated October 20, 2009

900 copies to prospective institutional investors, dealers and others

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

MAXIM GROUP LLC, as representative of the underwriters

By:	/s/ Clifford Teller
Name: Clifford Teller
Title: Director of Investment Banking